Exhibit 99.1

Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2016

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

(The Company’s auditors have not reviewed these Interim Consolidated Financial

Statements for the three and six month periods ended June 30, 2016)

CANADIAN ZINC CORPORATION
Interim Consolidated Statements of Financial Position
(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	As at June 30, 2016	As at December 31, 2015

ASSETS
Current
Cash and cash equivalents (Note 3)	$1,114	$1,674
Short-term investments (Note 4)	35	28
Marketable securities (Note 5)	-	936
Other receivables and prepaid expenses	478	295

Total Current Assets	1,627	2,933

Restricted cash (Note 6)	2,075	2,075
Property, plant and equipment (Note 7)	745	777
Exploration and evaluation assets (Note 8)	5,545	5,398

Total Assets	$9,992	$11,183

LIABILITIES
Current
Accounts payable	$489	$298
Accrued and other liabilities	91	153

Total Current Liabilities	580	451

Decommissioning provision (Note 9)	1,990	1,825

Total Liabilities	2,570	2,276

SHAREHOLDERS' EQUITY
Share capital (Note 10)	104,028	104,028
Reserves (Note 11)	14,552	14,394
Deficit	(111,158)	(109,515)

Total Shareholders’ Equity	7,422	8,907

Total Liabilities and Shareholders’ Equity	$9,992	$11,183
Nature of Operations and Going Concern (Note 1)
Commitments (Note 17)
Subsequent Events (Note 18)

Approved by the Board of Directors:

“John F. Kearney”	“John M. Warwick”
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

1

CANADIAN ZINC CORPORATION

Interim Consolidated Statements of Comprehensive Loss

(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Income
Investment income	$7	$32	$14	$80

Expenses
Depreciation	2	2	5	4
Exploration and evaluation (Note 12)	436	2,029	804	5,875
Listing and regulatory	14	27	35	60
Management and directors	125	212	253	438
Office and general	111	151	232	283
Professional	30	30	49	38
Shareholder and investor communications	65	82	103	164
Share-based compensation (Note 11)	81	-	158	-
	864	2,533	1,639	6,862

Other income (expense)
Finance costs (Note 9)	(9)	(12)	(18)	(24)
Loss on marketable securities (Note 5)	-	(100)	-	(100)
Tax deduction recovery (Note 13)	-	-	-	471
	(9)	(112)	(18)	347

Net loss for the period	(866)	(2,613)	(1,643)	(6,435)

Other comprehensive income (loss)	-	-	-	-

Comprehensive loss for the period	$(866)	$(2,613)	$(1,643)	$(6,435)

Net loss per share - basic and diluted	$-	$(0.01)	$(0.01)	$(0.03)

Weighted average number of shares outstanding

Basic and diluted	218,047,709	218,047,709	218,047,709	218,047,709

The accompanying notes are an integral part of these interim consolidated financial statements.

2

CANADIAN ZINC CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	Six months ended June 30,
	2016	2015

Operating Activities
Net loss for the period	$(1,643)	$(6,435)
Adjustments for items not involving cash:
Accretion and depreciation expense (Note 7 and 9)	52	61
Loss on marketable securities (Note 5)	-	100
Share-based compensation (Note 11)	158	-
Tax deduction recovery (Note 13)	-	(471)
Change in non-cash working capital items:
Other receivables and prepaid expenses	(192)	264
Accounts payable and accrued liabilities	129	(1,045)
	(1,496)	(7,526)

Investing Activities
Marketable securities (Note 5)	936	-
Property, plant and equipment (Note 7)	-	(41)
	936	(41)

Net change in cash and cash equivalents	$(560)	$(7,567)

Cash and cash equivalents, beginning of year	$1,674	$8,792

Net change in cash and cash equivalents	(560)	(7,567)

Cash and cash equivalents, end of period	$1,114	$1,225

The accompanying notes are an integral part of these interim consolidated financial statements.

3

CANADIAN ZINC CORPORATION

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Share Capital
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2014	218,047,709	$104,028	$14,270	$(101,253)	$17,045
Net loss for the period	-	-	-	(6,435)	(6,435)
Balance, June 30, 2015	218,047,709	104,028	14,270	(107,688)	10,610
Share-based compensation	-	-	124	-	124
Net loss for the period	-	-	-	(1,827)	(1,827)
Balance, December 31, 2015	218,047,709	104,028	14,394	(109,515)	8,907
Share-based compensation	-	-	158	-	158
Net loss for the period	-	-	-	(1,643)	(1,643)

Balance, June 30, 2016	218,047,709	$104,028	$14,552	$(111,158)	$7,422

The accompanying notes are an integral part of these interim consolidated financial statements.

4

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2016

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.	Nature of Operations and Going Concern

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Management has carried out an assessment of the going concern assumption and has concluded that the Company has sufficient cash and cash equivalents and short-term investments (as well as no debt obligations outside of normal course accounts payable and accrued liabilities) to continue operating for the ensuing twelve months. These unaudited interim consolidated financial statements do not give effect to any adjustments, which could be material, and which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the unaudited interim consolidated financial statements.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issue by the Board of Directors on August 11, 2016.

These unaudited interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2015 prepared in accordance with IFRS.

(b)	Basis of Preparation and Consolidation

These unaudited interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss which are stated at their fair value. These unaudited interim consolidated financial statements are presented in Canadian dollars and have been prepared on the basis of IFRS standards that are effective on March 31, 2016. The accounting policies adopted by the Company have been applied consistently to all periods presented. These unaudited interim consolidated financial statements are presented in the Company’s functional currency of Canadian dollars.

These unaudited interim consolidated financial statements include the accounts of Canadian Zinc Corporation and its wholly-owned subsidiaries Paragon Minerals Corporation (“Paragon”) and Messina Minerals Inc. (“Messina”), collectively the group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full upon consolidation.

5

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2016

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities at the reporting date and the reported amounts of income and expenses during the reporting year. Actual results may differ from these estimates.

i.	Valuation of exploration and evaluation assets: Significant judgment is required when determining whether facts and circumstances suggest that the carrying amount of exploration and evaluation assets may exceed its recoverable amount. Significant judgment must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all factors considered by the Company. Accordingly, the Company having not secured development financing has deemed all projects to be in the exploration and evaluation phase.

ii.	Decommissioning provision: Decommissioning provisions are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require significant judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws, regulations and remediation practices and the expected timing of remediation work.

iii.	Share-based compensation: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 11.

(d)	IFRS Standards Adopted

As of January 1, 2016, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards.

IFRS 14	Regulatory Deferral Accounts
IFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations
IFRS 7 (Amendment)	Financial Instruments: Disclosures
IFRS 10 (Amendment)	Consolidated Financial Statements
IFRS 11 (Amendment)	Joint Arrangements
IFRS 12 (Amendment)	Disclosure of Interest in Other Entities
IAS 1 (Amendment)	Presentation of Financial Statements
IAS 16 (Amendment)	Property, Plant and Equipment
IAS 19 (Amendment)	Employee Benefits
IAS 27 (Amendment)	Separate Financial Statements
IAS 28 (Amendment)	Investments in Associates and Joint Ventures
IAS 34 (Amendment)	Interim Financial Reporting
IAS 38 (Amendment)	Intangible Assets
IAS 41 (Amendment)	Agriculture

The adoption of these standards did not have a material impact on the consolidated results and financial position of the Company.

6

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2016

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(e)	IFRS Standards Issued But Not Yet Effective

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2016, and have not been applied in preparing these consolidated financial statements. The following pronouncements are those that the Company considers most significant and are not intended to be a complete list of new pronouncements that effect the financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)

In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted. The Company does not expect the adoption of IFRS 9 to have a material effect on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

3.	Cash and Cash Equivalents

The Company’s cash and cash equivalents at June 30, 2016 consisted of cash of $32,000 and cash equivalents of $1,082,000 (December 31, 2015 - cash of $301,000 and cash equivalents of $1,373,000).

4.	Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year from the date of purchase. At June 30, 2016, short-term investments had a carrying value of $35,000, earning income at a rate of 0.75% (December 31, 2015 - $28,000, earning income at a rate of 0.75%). The carrying values of short-term investments approximate their fair values due to the relatively short period to maturity.

7

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2016

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

5.	Marketable Securities

In January 2016, the Company liquidated its marketable securities and sold the 12,573,380 shares of Vatukoula Gold Mines pcl (“Vatukoula”) held by the Company to Zhongrun International Mining Co. Ltd., the major shareholder of Vatukoula, for cash of $936,000.

6.	Restricted Cash

As at June 30, 2016, restricted cash comprised reclamation security deposits totaling $2,075,000 (December 31, 2015 - $2,075,000) held by government agencies as financial assurance in respect of certain reclamation obligations at the Prairie Creek Property.

7.	Property, Plant and Equipment

	Land	Prairie Creek Plant & Mill	Mining Equipment	Office Equipment	Buildings and Leasehold Improvements	Total
Acquisition Cost
December 31, 2014	$40	$500	$1,689	$164	$80	$2,473
Additions during the year	-	-	53	23	-	76
December 31, 2015	40	500	1,742	187	80	2,549
Additions during the period	-	-	-	-	-	-
June 30, 2016	40	$500	$1,742	$187	$80	$2,549

Accumulated Depreciation
December 31, 2014	$-	$-	$1,482	$147	$62	$1,691
Depreciation for the year	-	-	71	7	3	81
December 31, 2015	-	-	1,553	154	65	1,772
Depreciation for the period	-	-	27	4	1	32
June 30, 2016	$-	$-	$1,580	$158	$66	$1,804

Net Book Value
December 31, 2014	$40	$500	$207	$17	$18	$782
December 31, 2015	40	500	189	33	15	777
June 30, 2016	40	500	162	29	14	745

8

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2016

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.	Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada. It also holds, through the Company’s wholly-owned subsidiaries Paragon and Messina, a 100% interest in the South Tally Pond, Tulks South and Long Lake properties in Newfoundland and Labrador.

	June 30, 2016	December 31, 2015
Prairie Creek Mine	$147	$-
Central Newfoundland properties	5,398	5,398
	$5,545	$5,398

Reclamation and closure costs and any subsequent changes in estimates are capitalized into exploration and evaluation assets (see Note 9). The Company has incurred historical exploration and evaluation costs of $77,344,000 on the Prairie Creek Mine asset and $3,707,000 on exploration properties in central Newfoundland (see Note 12) and has expensed these costs pursuant to its accounting policy.

9.	Decommissioning Provision

Reclamation and closure costs for the Prairie Creek Property have been estimated based on an Abandonment and Restoration Plan agreed to by the Mackenzie Valley Land and Water Board and the Company based upon current obligations under existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 17 years. These reclamation and closure costs have been measured based on the net present value of the best estimate of future cash expenditures. These reclamation and closure costs and any subsequent changes in estimates are capitalized into exploration and evaluation assets and amortized over the life of the related asset (see Note 8). The accretion expense is included in finance costs in the consolidated statement of comprehensive income or loss.

The Company’s undiscounted decommissioning provision for the Prairie Creek site, as it currently exists, is $2,728,000 (December 31, 2015 - $2,728,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine estimated to be 2035. The decommissioning provision is discounted using a risk free rate of 1.63% (December 31, 2015 – 2.03%).

	June 30, 2016	December 31, 2015
Balance – beginning of year	$1,825	$2,243
Accretion expense	18	48
Change in estimates	147	(466)
Balance – end of period	$1,990	$1,825

9

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2016

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10.	Share Capital

Authorized: Unlimited common shares with no par value (2015 – unlimited).

Issued and outstanding: 218,047,709 common shares (December 31, 2015 – 218,047,709).

There were no changes to the Company’s share capital in the six months ended June 30, 2016 nor in the annual period ended December 31, 2015.

11.	Reserves

(a)	Stock Options

At June 30, 2016, there were 673,800 incentive stock options outstanding. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. The Company’s stock option plan is a fixed share stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. Each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant.

	June 30, 2016		December 31, 2015
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	973,800	$0.55	5,693,800	$0.47
Expired	(300,000)	0.71	(4,060,000)	0.45
Forfeited	-	-	(660,000)	0.45
Outstanding, end of period	673,800	$0.47	973,800	$0.55

As at June 30, 2016, the Company has outstanding and exercisable stock options, with a weighted average remaining contractual life of 1.2 years, to purchase an aggregate 673,800 common shares as follows:

	Options Outstanding and Exercisable
Expiry Date	Number of Options	Weighted Average Exercise Price
July 4, 2016	23,800	0.81
October 3, 2017	650,000	0.46
	673,800	$0.47

For the three and six month periods ended June 30, 2016 and the comparative periods ended June 30, 2015, the Company did not recognize any share-based compensation expense for stock options granted to directors, officers and employees.

10

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2016

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Reserves (continued)

(b)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

During the six month period ended June 30, 2016, the Company issued 119,099 DSUs to directors and did not issue RSUs to senior officers (2015 – 276,340 DSUs and 3,650,000 RSUs). At the Annual General Meeting held on June 19, 2014, shareholders approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) and a Deferred Share Unit Plan (the “DSU Plan”). The RSU Plan and the DSU Plan provide for the issuance of shares to eligible employees, directors and consultants, subject to certain vesting and deferral provisions, to a maximum number, equal to 3% and 2% respectively, of the issued and outstanding common shares of the Company. At June 30, 2016, there were 3,650,000 RSUs and 395,439 DSUs outstanding (December 31, 2015 – 3,650,000 RSUs and 276,340 DSUs ).

	Number of RSUs	Weighted average grant date fair value	Number of DSUs	Weighted average grant date fair value
Outstanding, December 31, 2014	-	$-	-	$-
Granted	-	-	-	-
Outstanding, June 30, 2015	-	-	-	-
Granted	3,650,000	0.11	276,340	0.09
Outstanding, December 31, 2015	3,650,000	0.11	276,340	0.09
Granted	-	-	119,099	0.23
Outstanding, June 30, 2016	3,650,000	$0.11	395,439	$0.13

The RSUs granted are subject to an 18 month vesting period; a pay-out date of 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance. Upon issuance, the DSUs are fully vested and are assigned a fair value based on the five day volume weighted average share price. Subject to the terms and conditions of the DSU Plan, DSUs are paid out upon retirement.

For the three and six month periods ended June 30, 2016, the Company recognized share-based compensation expense for RSUs and DSUs granted of $81,000 and $158,000 respectively and did not record share-based compensation expense in the comparative periods.

11

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2016

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Reserves (continued)

(c)	Share Purchase Warrants

As at June 30, 2016, the Company has outstanding exercisable warrants to purchase an aggregate 16,908,360 common shares, with a weighted average remaining contractual life of 0.9 years, as follows:

	June 30, 2016		December 31, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	16,908,360	$0.48	17,295,960	$0.48
Expired	-	-	(387,600)	0.63
Outstanding, end of period	16,908,360	$0.48	16,908,360	$0.48

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
July 31, 2016	2,622,360	$0.35
July 31, 2017	14,286,000	0.50
	16,908,360	$0.48

(d)	Summary

A summary of the changes to the reserves is summarized below as follows:

	Share Options and Units	Warrants	Unexercised Share Options, Units and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2014	$1,286	$1,814	$10,566	$604	$14,270
Share-based compensation	124	-	-	-	124
Stock options expired	(1,022)	-	1,022	-	-
Stock options forfeited	(154)	-	154	-	-
Warrants expired	-	(92)	92	-	-
Balance, December 31, 2015	234	1,722	11,834	604	14,394
Share-based compensation	158	-	-	-	158
Stock options expired	(114)	-	114	-	-
Balance, June 30, 2016	$278	$1,722	$11,948	$604	$14,552

12

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2016

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Exploration and Evaluation Expenditures

	Three months ended June 30,		Six months ended June 30,
Prairie Creek Mine	2016	2015	2016	2015
Camp operation and project development	$72	$546	$124	$1,664
Diamond drilling	-	1,257	-	2,876
Mine planning and feasibility studies	68	75	157	754
Permitting and environmental	232	143	385	400
	372	2,021	666	5,694

Depreciation – mining plant and equipment	13	18	27	33
Total exploration and evaluation expenditures	$385	$2,039	$693	$5,727

Exploration and evaluation expenditures (inception to date), beginning of period	$76,959	$73,022	$76,651	$69,334
Total exploration and evaluation expenditures	385	2,039	693	5,727
Exploration and evaluation expenditures (inception to date), end of period	$77,344	$75,061	$77,344	$75,061

	Three months ended June 30,		Six months ended June 30,
Central Newfoundland Properties	2016	2015	2016	2015
Camp operation and project development	$51	$118	$111	$276
Diamond drilling (1)	-	(128)	-	(128)
Total exploration and evaluation expenditures	$51	$(10)	$111	$148

Exploration and evaluation expenditures (inception to date), beginning of period	$3,656	$3,421	$3,596	$3,263
Total exploration and evaluation expenditures	51	(10)	111	148
Exploration and evaluation expenditures (inception to date), end of period	$3,707	$3,411	$3,707	$3,411

(1)	The Company received additional government grants in 2015 relating to the 2014 drill programs in Newfoundland.

For the three and six month periods ended June 30, 2016, employee wages and benefits of $88,000 and $168,000 respectively were included in exploration and evaluation expenditures versus $444,000 and $938,000 respectively for the comparative periods.

13

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2016

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.	Tax Deduction Recovery

During the three and six month periods ended June 30, 2016, the Company did not recognize a tax deduction recovery in respect of flow-through shares previously issued compared to $nil and $471,000 respectively for the comparative periods.

14.	Government Grants

During the three and six month periods ended June 30, 2016 and in the comparable periods, the Company did not receive any government grants.

As at December 31, 2015, a prepayment of $40,000 was recorded for work associated with a grant received from the Research and Development Corporation of Newfoundland and Labrador for work to be completed in 2016 (June 30, 2016 - $nil). As at June 30, 2016, a receivable of $157,000 was due from the Research and Development Corporation of Newfoundland and Labrador and is presented within other receivables and prepaid expenses (December 31, 2015 - $nil).

15.	Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital. As the Company is in the exploration and evaluation stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore its Canadian properties and develop its Prairie Creek project for the benefit of its shareholders.

16.	Related Party Transactions

During the three and six month periods ended June 30, 2016, the Company incurred rent expense in the amount of $6,000 and $12,000 respectively with a corporation in which the Chairman of the Company is also a director compared to $6,000 and $12,000 for the respective comparative periods. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At June 30, 2016, $2,000 was owed to related parties and was included in accounts payable and accrued and other liabilities (December 31, 2015 - $nil).

For the three and six month periods ended June 30, 2016, the Company incurred short-term employee remuneration and benefits to key management personnel in the amount of $125,000 and $253,000 respectively versus $212,000 and $438,000 respectively for the comparative periods and recognized share-based compensation with key management personnel in the amount of $81,000 and $158,000 versus $nil for both comparative periods.

17.	Commitments

The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total
2016	$78
2017	89
2018	-
$167

During the three and six month periods ended June 30, 2016, the Company recognized lease expense of $53,000 and $106,000 respectively compared to $52,000 and $104,000 for the respective comparative periods.

14

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2016

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

18.	Subsequent Events

(a)	On July 7, 2016, the Company closed an underwritten public offering of common shares and flow-through shares for gross proceeds of $10,200,000 through a syndicate of underwriters co-led by Paradigm Capital Inc. and Canaccord Genuity Corp. and including Dundee Securities Ltd. The Company issued 34,135,000 common shares at a price of $0.25 per common share for gross proceeds of $8,533,750 and 6,665,000 flow-through shares at a price of $0.25 per Flow-Through Share for gross proceeds of $1,666,250. In total, the Company issued 40,800,000 common shares. The underwriters were paid a fee equal to 6% of the gross proceeds and were issued 2,448,000 warrants being 6% of the total number of common shares issued. Each warrant allows the holder to acquire one common share at a price of $0.25 for a period of 24 months.

(b)	On July 13, 2016, the Company issued 190,970 common shares upon the redemption, by a retired director, of 190,970 Deferred Share Units.

(c)	In the one month period ended July 31, 2016, the Company issued 406,200 common shares upon the exercise of 406,200 share purchase warrants at an exercise price of $0.35 per warrant for gross cash proceeds of $142,000.

(d)	On July 4, 2016, a total of 23,800 incentive stock options with an exercise price of $0.81 per option expired unexercised.

(e)	On July 31, 2016, a total of 2,216,160 share purchase warrants with an exercise price of $0.35 per warrant expired unexercised.

(f)	On August 11, 2016, pursuant to the Company’s Stock Option Plan, the Company granted stock options to purchase a total of 5,150,000 shares, exercisable at a price of $0.35 per share, to directors, officers, employees and other service providers, and subject to all necessary regulatory approvals. The stock options will vest over a period of two years and have a term of five years. The Company also awarded a total of 1,900,000 RSUs pursuant to the Company’s Restricted Share Unit Plan to three senior officers, subject to a one year vesting period, a pay-out date of thirty months and an expiry date of five years, and subject to all necessary regulatory approvals.

15